U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

        NOTIFICATION OF LATE FILING                   SEC FILE NUMBER 1-12738

            (Check One:)                              CUSIP NUMBER 68284P 10 8



[ ] Form 10-K and  10-KSB [ ] Form 20-F [ ] Form 11-K [x] Form 10-Q and 10-QSB
[ ] Form N- SAR

        For Period Ended:  December 31, 2000
                           ------------------
        [ ] Transition Report on Form 10-K
        [ ] Transition  Report on Form 20-F
        [ ] Transition  Report on Form 11-K
        [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR
        For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
--------------------------------------------------------------------------------


PART I -- REGISTRANT INFORMATION
--------------------------------------------------------------------------------


Full Name of Registrant
ONSITE ENERGY CORPORATION
--------------------------------------------------------------------------------

Former Name if Applicable

--------------------------------------------------------------------------------

Address of Principal  Executive  Office (Street and Number)
701 PALOMAR  AIRPORT ROAD, SUITE 200
--------------------------------------------------------------------------------

City, State and Zip Code
CARLSBAD,  CA  92009
--------------------------------------------------------------------------------

PART II -- RULES 12b - 25(b) and (c)
-------------------------------------------------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-K, Form 11-K, Form N-SAR or a portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
--------------------------------------------------------------------------------


PART III -- NARRATIVE
--------------------------------------------------------------------------------


State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company is continuing discussions of issues that when resolved could have a material impact of the financial statements and other disclosures as of December 31, 2000, including settlements of litigation that occurred after December 31, 2000, but will be reflected in the financial statements as of December 31, 2000.

-------------------------------------------------------------------------------

PART IV -- OTHER INFORMATION
-------------------------------------------------------------------------------


        (1) Name and telephone number of person to contact in regard to this notification.

            Gerald R. Anderson               760                 931-2400
           --------------------          -----------       -------------------
                 (Name)                  (Area Code)         (Telephone Number)


        (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                               [X] Yes               [  ] No


        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                               [x] Yes               [ ] No

     For the six months ended December 31, 2000, the Company realized net income (under current assumptions) of approximately $1,555,000 compared to an operating loss of $1,742,087 for the same six month period ended December 31, 1999. Additionally, the Company realized net income (under current assumptions) of approximately $993,000 for the fiscal quarter ended December 31, 2000, compared to an operating loss of $1,202,835 for the same three month period ended December 31, 1999. The amount of the profit is subject to change as a result of the resolution of the issues disclosed in PART III above. The difference between the December 31, 1999 and 2000 quarters is primarily attributable to the divestiture or ceased operations of several subsidiaries, the reduction of operation of another subsidiary and the termination of the Sale and Noncompetition Agreement with SYCOM Corporation, resulting in substantial reductions in cost of sales and selling, general and administrative expenses.

                            ONSITE ENERGY CORPORATION
                            -------------------------
                  (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   February 15, 2001                     By: /S/ RICHARD T. SPERBERG
                                                   -------------------------
                                                      Richard T. Sperberg
                                                      President and CEO